Exhibit 99.8

METAL STORM LIMITED ACN 064 270 006 ASX: MST OTC: MTSXY

Convertible Securities Agreement

Brisbane, Australia – 2 December 2011: Metal Storm Limited.

On 17 October 2011 the Company announced it had agreed to issue two types of convertible notes to investors to raise $1 million. One of those investors was Mr Andrew Doyle, who agreed to subscribe for $100,000 of the second type of convertible notes described on page three of that announcement.

The Company is pleased to announce that Mr Doyle has agreed to increase the amount of his investment to $200,000. The Company will now issue Mr Doyle with convertible securities instead of convertible notes, with the key difference being the securities do not impose a debt obligation on the Company; that is, they are not repayable in cash under any circumstances.

The convertible securities have a 5 year term and convert to shares at a conversion price that is the lower of:

(a)	$0.0025;

(b)	the average of the five lowest daily VWAPs of Shares in the 20 Business Days immediately prior to the date the conversion notice is given, multiplied by 90% and rounded down to four decimal places; or

(c)	90% of the closing bid price for Shares on the date immediately prior to the date the conversion notice is given, rounded down to four decimal places.

Mr Doyle remains the largest individual shareholder of the Company and the second largest interest bearing convertible note holder. He participated in the recent Rights Issue and he has advised the Company he is supportive of the Company, its focus and strategic direction.

ENDS

Metal Storm Limited

ACN 064 270 006

Notes:

Metal Storm’s Australian Stock Exchange trading code: MST

Metal Storm’s OTC Symbol: MTSXY

Company Contact:

Australia & USA

Dr Lee Finniear - Chief Executive Officer, Metal Storm Limited - Ph: +61 7 3147 8600

Mr Peter Faulkner – President, Metal Storm Inc. – Ph: +1 (703) 2488218

About Metal Storm

Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.

Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.

Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilises multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.

Safe Harbour

Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.